Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ACCEPTANCE OF A SIGNED COMMITMENT LETTER FROM ALPHA BANK A.E.

ATHENS, GREECE, September 19, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has accepted a commitment letter whereby it intends to enter into an agreement for a new term loan facility of up to US$18,250,000.00 with Alpha Bank A.E. (the “Facility”) through a separate wholly-owned subsidiary of the Company. This Facility is subject to the completion of customary closing conditions and the execution of a final loan agreement by the Company and its lenders. Proceeds from the Facility will be used to finance up to 50% of the purchase price of the previously announced vessel the Company has agreed to acquire, the M/T Alpine Amalia, to be renamed P. Aliki. This Facility shall bear interest at the rate of SOFR plus 2.60% per annum.

The Facility will be repayable in twenty (20) consecutive quarterly installments of US$500,000.00 each, and concurrent with the twentieth quarterly installment, the Company will owe a balloon payment of US$8,250,000.00.

Commenting on the term loan facility, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The addition of Alpha Bank A.E as a new lender to our Company demonstrates confidence in Performance Shipping Inc., with a 5-year term loan facility which reduces our cost of debt and extends our maturities into late 2027. We look forward to working with all three of our lenders and expanding our relationships as we continue to grow our fleet. We expect to drawdown the Facility in November to consummate the acquisition of our seventh vessel, the M/T P. Aliki. The timely addition of this ballast water treatment system (BWTS) and scrubber-fitted LR2 tanker to our fleet, in conjunction with its competitive financing arrangements, positions us advantageously in the refined petroleum product tanker sector, with spot and time charter rates for LR2 tankers currently averaging in excess of US$40,000.00 per day.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company’s current fleet is employed on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessel we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.